Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF

EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(107,290)	$(410,108)	$(290,073)	$(400,604)	$(91,920)	$(112,064)
add: Fixed charges (see below)	1,536	4,988	2,224	1,719	678	1,188

Pre-tax loss from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(105,754)	$(405,120)	$(287,849)	$(398,885)	$(91,242)	$(110,876)
Fixed charges:
Interest expense on indebtedness	$439	$1,214	$—	$—	$—	$—
Interest expense on portion of rent expense representative of interest	1,097	3,774	2,224	1,719	678	1,188

Total fixed charges	$1,536	$4,988	$2,224	$1,719	$678	$1,188

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(107,290)	$(410,108)	$(290,073)	$(400,604)	$(91,920)	$(112,064)